American Capital, Ltd.

2 Bethesda Metro Center, 14th Floor

Bethesda, Maryland 20814

June 24, 2010

VIA EDGAR AND E-MAIL

Mary Cole, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

RE:	American Capital, Ltd. Registration Statement on Form N-2

(File Nos. 333-166396; 814-00149) (the “Registration Statement”)

Dear Ms. Cole:

American Capital, Ltd., a Delaware corporation (the “Company”), respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Registration Statement be accelerated so that it may become effective on June 24, 2010, or as soon thereafter as practicable.

The Company hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify the undersigned of such effectiveness by a telephone call to Cydonii V. Fairfax at (301) 841-1384 or me at (301) 841-1405 and please confirm such effectiveness to my attention in writing by mail at the address above or by facsimile to (301) 654-6714.

Mary Cole, Esq.

June 24, 2010

Sincerely,

/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

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